VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

November 22, 2022

Re:	Request for Selective Review of Initial Registration Statement on Form S-3
Brighthouse Life Insurance Company
Brighthouse Shield® Level Select Advisory Annuity (File No. 333-268427)

To the Commission:

Vedder Price P.C. (“Vedder Price” or “counsel”), counsel to Brighthouse Life Insurance Company (the “Company”), previously submitted a transmittal letter on the Company’s behalf concerning the November 17, 2022 filing under the Securities Act of 1933, as amended (the “1933 Act”), of the Company’s initial registration statement on Form S-3 (the “New Registration Statement”) for certain individual single premium deferred index-linked separate account annuity contracts, referred to as the Brighthouse Shield® Level Select Advisory Annuity contract (the “Advisory Contracts”). The primary purposes for which the New Registration Statement was filed are to comply with the requirement in Rule 415(a)(5) under the 1933 Act to file a new registration statement within three years of the effective date of the 2020 Advisory Registration Statement (as defined below) and to register additional interests under the Advisory Contracts.

The Company is supplementing counsel’s prior correspondence to request selective review by the Commission’s staff (the “Staff”) of the New Registration Statement. The basis for the Company’s request is as follows:

•

An initial registration statement for the Advisory Contracts on Form S-3 was last filed on May 13, 2020 (File No. 333-238215) and was declared effective on August 31, 2020 (the “2020 Advisory Registration Statement”).

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A POSAM to the 2020 Advisory Registration Statement was filed on April 7, 2021 for the purpose of adding a supplement describing a new “Performance Lock” feature. This POSAM was declared effective on July 30, 2021.

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Importantly, the Performance Lock supplement filed by POSAM on April 7, 2021 to the 2020 Advisory Registration Statement was also filed on the same date by POSAM to the registration statement for the Company’s Shield Level Select 6-Year annuity contracts (the “6-Year Contracts,” and the registration statement, the “2020 6-Year Registration Statement”).

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However, a new registration statement on Form S-3 for the 6-Year Contracts (the “2022 6-Year Registration Statement”) was filed on March 11, 2022, for the purpose of registering additional interest under those contracts. The Company received a comment on that registration statement that the Performance Lock disclosure, which was included with the prospectus in the 2022 6-Year Registration Statement in supplement form, should be integrated into the prospectus. That integration was reflected in a POSAM filed on July 13, 2022. Responses to other Staff comments were also reflected in that POSAM.

•

When the Company drafted the New Registration Statement (for the Advisory Contracts), it incorporated the Performance Lock integration and other Staff comments provided on the 2022 6-Year Registration Statement.

•

Accordingly, in connection with this selective review request, the Company is including a courtesy copy of the prospectus included in the New Registration Statement, marked to show changes from the prospectus included in the July 13, 2022 POSAM filed to the 2022 6-Year Registration Statement. Brighthouse believes that this marked prospectus will show the Staff that all of the integration and other comments reflected in the POSAM filed to the 2022 6-Year Registration Statement have been incorporated into the New Registration Statement. Brighthouse believes that the marked changes that do appear in the marked courtesy copy primarily reflect updating changes and changes reflecting the structural differences between the Advisory Contracts and the 6-Year Contracts.

Because the New Registration Statement will provide only limited new material for review by the Staff, the Company requests that the New Registration Statement be accorded selective review by the Staff. If you have any questions or comments regarding the New Registration Statement or this request for selective review, please call Nate Segal or Tom Conner of Vedder Price at (312) 609-7747 or (202) 312-3331, respectively.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY

By: /s/ Michele H. Abate

Name: Michele H. Abate

Title:   Vice President and Associate General Counsel

cc:	Dionne Sutton, Counsel, Brighthouse Financial, Inc.
W. Thomas Conner, Shareholder, Vedder Price, P.C.
Nathaniel Segal, Shareholder, Vedder Price, P.C.